# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Marker Therapeutics, Inc., CIK 0001094038
CUSIP: 57055L206
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 2450 Holcombe Blvd., Suite BCM-A, MS: BCM251, Houston, Texas (TX), 77021
Date of event which requires filing of this statement: 12/19/2024
Amends the filing with accession number 0001072613-18-000512
Filed by CIK 0001694560
Persons authorized to receive notices and communications: Stephanie Brecher, 1954 Greenspring Drive, Suite 600, Timonium, Maryland (MD), 21093, (410)842-4000

## Reporting persons
- New Enterprise Associates 16, L.P. (CIK 0001694560): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,625,678; sole dispositive power 0; shared dispositive power 1,625,678; aggregate amount beneficially owned 1,625,678 (15.2% of the class)
- NEA Partners 16, L.P. (CIK 0001712881): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,625,678; sole dispositive power 0; shared dispositive power 1,625,678; aggregate amount beneficially owned 1,625,678 (15.2% of the class)
- NEA 16 GP, LLC (CIK 0001712882): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,625,678; sole dispositive power 0; shared dispositive power 1,625,678; aggregate amount beneficially owned 1,625,678 (15.2% of the class)
- Forest Baskett (CIK 0001277631): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,625,678; sole dispositive power 0; shared dispositive power 1,625,678; aggregate amount beneficially owned 1,625,678 (15.2% of the class)
- Ali Behbahani (CIK 0001613867): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,625,678; sole dispositive power 0; shared dispositive power 1,625,678; aggregate amount beneficially owned 1,625,678 (15.2% of the class)
- Carmen Chang (CIK 0001746342): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,625,678; sole dispositive power 0; shared dispositive power 1,625,678; aggregate amount beneficially owned 1,625,678 (15.2% of the class)
- Anthony A. Florence, Jr. (CIK 0001559827): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,625,678; sole dispositive power 0; shared dispositive power 1,625,678; aggregate amount beneficially owned 1,625,678 (15.2% of the class)
- Mohamad H. Makhzoumi (CIK 0001630226): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,625,678; sole dispositive power 0; shared dispositive power 1,625,678; aggregate amount beneficially owned 1,625,678 (15.2% of the class)
- Scott D. Sandell (CIK 0001237289): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,625,678; sole dispositive power 0; shared dispositive power 1,625,678; aggregate amount beneficially owned 1,625,678 (15.2% of the class)
- Paul Walker (CIK 0001553150): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,625,678; sole dispositive power 0; shared dispositive power 1,625,678; aggregate amount beneficially owned 1,625,678 (15.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Marker Therapeutics, Inc.
Address of issuer's principal executive offices: 2450 Holcombe Blvd., Suite BCM-A, MS: BCM251, Houston, Texas (TX), 77021
Comment:
This Amendment No. 3 ("Amendment No. 3") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on October 25, 2018 (the "Schedule 13D"), Amendment No. 1 thereto filed on March 26, 2021 ("Amendment No. 1") and Amendment No. 2 thereto filed on May 17, 2024 ("Amendment No. 2"), relating to the common stock, par value $0.001 per share (the "Common Stock"), of Marker Therapeutics, Inc. (the "Issuer") having its principal executive office at 2450 Holcombe Blvd., Suite BCM-A, MS: BCM251, Houston, TX 77021.

Certain terms used but not defined in this Amendment No. 3 have the meanings assigned thereto in the Schedule 13D (and Amendment No. 1 and Amendment No. 2 thereto). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D (and Amendment No. 1 and Amendment No. 2 thereto).

## Item 2. Identity and Background
Name of person filing: New Enterprise Associates 16, L.P. ("NEA 16"), NEA Partners 16, L.P. ("NEA Partners 16"), which is the sole general partner of NEA 16; and NEA 16 GP, LLC ("NEA 16 LLC" and, together with NEA Partners 16, the "Control Entities"), which is the sole general partner of NEA Partners 16; and Forest Baskett ("Baskett"), Ali Behbahani ("Behbahani"), Carmen Chang ("Chang"), Anthony A. Florence, Jr. ("Florence"), Mohamad H. Makhzoumi ("Makhzoumi"), Scott D. Sandell ("Sandell") and Paul Walker ("Walker") (together, the "Managers"). The Managers are the managers of NEA 16 LLC.
Residence or business address: The address of the principal business office of NEA 16, each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Baskett, Behbahani, Chang, Makhzoumi and Walker is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, CA 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10011.
Present principal occupation or employment: The principal business of NEA 16 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 16 is to act as the sole general partner of NEA 16. The principal business of NEA 16 LLC is to act as the sole general partner of NEA Partners 16. The principal business of each of the Managers is to manage the Control Entities, NEA 16 and a number of affiliated partnerships with similar businesses.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: NEA 16 LLC is a limited liability company organized under the laws of the State of Delaware. NEA 16 and NEA Partners 16 are limited partnerships organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On December 19, 2024, the Issuer, NEA 16 and certain other investors entered into a securities purchase agreement (the "Securities Purchase Agreement"), pursuant to which the Issuer agreed to issue and sell, and NEA 16 and the other investors agreed to purchase, in a private placement (the "Offering"), units consisting of (a) one share of Common Stock or a partially prepaid warrant to acquire one share of Common Stock (collectively, the "Series B Warrants") and (b) a warrant to acquire one share of Common Stock (collectively, the "Series A Warrants" and together with the Series B Warrants, the "Warrants," and the shares underlying the Warrants, the "Warrant Shares"), at a purchase price of $3.20 per unit (or $3.199 per unit including a Series B Warrant). Pursuant to the Securities Purchase Agreement, NEA 16 agreed to purchase (i) 554,250 shares of Common Stock, (ii) Series A Warrants to acquire 1,562,500 shares of Common Stock and (iii) Series B Warrants to acquire 1,008,250 shares of Common Stock for an aggregate purchase price of approximately $5,000,000.00.

The Warrants will not become exercisable until the Issuer's stockholders approve of the issuance of the Warrant Shares (the "Stockholder Approval," and the date of such approval, the "Stockholder Approval Date"). Each Warrant will be exercisable at any time on or after the Stockholder Approval Date until the fifth anniversary of the Stockholder Approval Date. The Series A Warrants have an exercise price of $4.00 per share and the Series B Warrants have an exercise price of $0.001 per share. NEA 16 may not exercise the Warrants if NEA 16, together with its affiliates, would beneficially own more than 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise (the "Beneficial Ownership Limitation"). NEA 16 may increase or decrease the Beneficial Ownership Limitation to any other percentage not in excess of 9.99% by providing at least 61 days' notice to the Issuer.

After giving effect to the Beneficial Ownership Limitation, NEA 16 is now deemed to hold a total of 1,625,678 shares of Common Stock of the Issuer (the "NEA 16 Shares"). The working capital of NEA 16 was the source of the funds for the purchase of the NEA 16 Shares. No part of the purchase price of the NEA 16 Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the NEA 16 Shares.

The securities issued in the Offering were issued in a private placement transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), and have not been registered under the Securities Act.

The foregoing description of the Securities Purchase Agreement and the terms and conditions of the Warrants issued thereunder does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Securities Purchase Agreement, a copy of which is attached as Exhibit 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission (the "SEC") on December 19, 2024 (the "Form 8-K") and incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction: NEA 16 acquired the NEA 16 Shares for investment purposes. Information with respect to the Offering set forth in Item 3 above is incorporated herein by reference to the extent responsive to this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
NEA 16 is the record owner of the NEA 16 Shares. As the general partner of NEA 16, NEA Partners 16 may be deemed to own beneficially the NEA 16 Shares. As the sole general partner of NEA Partners 16, NEA 16 LLC may be deemed to own beneficially the NEA 16 Shares. As members of NEA 16 LLC, each of the Managers may be deemed to own beneficially the NEA 16 Shares.

Each Reporting Person disclaims beneficial ownership of the NEA 16 Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on 10,708,175 shares of Common Stock, which includes the sum of (i) 8,923,490 shares of Common Stock reported by the Issuer to be outstanding as of November 7, 2024, on the Issuer's Form 10-Q filed with the SEC on November 14, 2024 and (ii) 1,784,685 shares of Common Stock reported by the Issuer to be sold pursuant to the Securities Purchase Agreement as reported on the Form 8-K.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) sole power to vote or to direct the vote: See line 7 of cover sheets
(ii) shared power to vote or to direct the vote: See line 8 of cover sheets
(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets
(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Information with respect to the Offering set forth in Item 3 above is incorporated herein by reference to the extent responsive to this Item 6.

In connection with the Offering and pursuant to the terms of the Securities Purchase Agreement, on December 19, 2024, the Issuer, NEA 16 and the other investors party to the Securities Purchase Agreement entered into a registration rights agreement (the "Registration Rights Agreement"), pursuant to which the Issuer agreed to provide certain registration rights with respect to the Registrable Securities (as defined in the Registration Rights Agreement), under the Securities Act and the rules and regulations promulgated thereunder, and applicable state and securities laws.

Additionally, in connection with the Offering and pursuant to the terms of the Securities Purchase Agreement, on December 19, 2024, the Issuer and NEA 16 entered into a voting agreement, pursuant to which NEA 16 agreed to vote in favor of the Stockholder Approval of the securities to be issued in the Offering.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.
Exhibit 2 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- New Enterprise Associates 16, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (12/23/2024)
- New Enterprise Associates 16, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (12/23/2024)
- NEA Partners 16, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (12/23/2024)
- NEA Partners 16, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (12/23/2024)
- NEA 16 GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (12/23/2024)
- NEA 16 GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (12/23/2024)
- Forest Baskett: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Forest Baskett (12/23/2024)
- Ali Behbahani: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Ali Behbahani (12/23/2024)
- Carmen Chang: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Carmen Chang (12/23/2024)
- Anthony A. Florence, Jr.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr. (12/23/2024)
- Mohamad H. Makhzoumi: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi (12/23/2024)
- Scott D. Sandell: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Scott D. Sandell (12/23/2024)
- Paul Walker: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Paul Walker (12/23/2024)
Comment: This Amendment No. 3 to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.